August 14, 2018

William Hunter
Chief Executive Officer
AMCI Acquisition Corp.
600 Steamboat Road South
Greenwich, CT 06830

       Re: AMCI Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted July 20, 2018
           CIK No. 0001744494

Dear Mr. Hunter:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Company, page 3

1. Please add an organizational chart or diagram that illustrates your ownership structure.
Competitive Strengths, page 5

2. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face. For example, it appears you should address your financial, technical and other resources relative to those of your potential competitors, as you
 William Hunter
FirstName LastNameWilliam Hunter
AMCI Acquisition Corp.
Comapany NameAMCI Acquisition Corp.
August 14, 2018
August 14, 2018 Page 2
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         discuss on page 105.
Risk Factors
We may not have sufficient funds to satisfy indemnification claims . . . , page
42

3. We note your disclosure that your officers and directors have agreed to waive any right, title, interest or claim to any monies in the trust account and that any indemnification provided will only be able to be satisfied with funds outside of the trust account prior to the initial business combination. Please revise to clarify, either here or elsewhere in the prospectus, whether any other persons who may become officers or directors prior to the initial business combination will also be required to agree to such waiver.
Proposed Business
Sources of Target Businesses, page 87

4. Please revise to clarify whether you have a policy that prohibits your insiders from negotiating for the reimbursement of out-of-pocket expenses by a target business. If not, and to the extent material, please add a risk factor discussing the conflict of interest that this may cause in determining whether to enter into a particular business combination.
Management
Conflicts of Interest, page 111

5. Please refer to your disclosure in the last paragraph on page 111. Please revise to disclose the basis of your belief that the fiduciary duties or contractual obligations of AMCI and your officers or directors will not materially affect your ability to complete an initial business combination.
General

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Benjamin Phippen,
Staff Accountant, at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
 William Hunter
AMCI Acquisition Corp.
FirstName LastNameWilliam Hunter
August 14, 2018
Page 3
Comapany NameAMCI Acquisition Corp.
August 14, 2018 Page 3                Office of Financial Services
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